EXHIBIT 99.1

Motif Bio Announces Appointment of Andrew Powell to Board of Directors

NEW YORK, April 26, 2019 (GLOBE NEWSWIRE) -- Motif Bio plc (AIM/Nasdaq: MTFB) ("Motif Bio" or the "Company"), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announced the appointment of Andrew Powell, J.D. as Non-executive Director, effective immediately. Mr. Powell has served as General Counsel at several biotechnology firms, including CollaGenex Pharmaceuticals, ImClone Systems, Cornerstone Therapeutics, InterMune and, most recently, Medivation. His extensive experience in the life sciences industry and strong expertise in commercialisation strategy, corporate expansion, governance, and mergers and acquisitions will provide Motif Bio’s Board of Directors with important skills as the Company moves forward.

Bruce Williams, Interim Chairman of the Board of Motif Bio, said:  “I am pleased to welcome Andrew to Motif Bio’s Board of Directors and very much look forward to working with him.  Andrew’s experience in preparing companies for the next phase in their growth, be it through partnering or M&A, will be invaluable as Motif Bio evaluates the many opportunities to build on the accomplishments over the last five years.”

Andrew Powell, J.D., said:  “I am delighted to join the Motif Bio Board at this important time for the Company.  I am impressed with the team and what they have been able to achieve in a short period of time.  I look forward to working with the Board and management to build value for Motif Bio shareholders.”

Mr. Powell is currently an independent advisor to small and mid-size companies and research institutions in the life sciences sector. While working in-house, he played a key role in developing ImClone, InterMune and Medivation into focused organizations equipped for global growth and in completing three major deals: the sale of Medivation to Pfizer, the sale of InterMune to Roche and the sale of ImClone to Lilly. While at CollaGenex Pharmaceuticals and Cornerstone Therapeutics, he helped to navigate change and reinvent the companies’ strategies.   He began his industry career at Baxter International, where he worked for nearly 15 years in positions of increasing responsibility, including serving as Chief International Counsel and Bioscience Division General Counsel.

In addition to Motif Bio, Mr. Powell serves on the Boards of Aclaris Therapeutics, Inc., Landec Corporation and Synthorx Inc. Mr. Powell attended Winchester College in England, holds a B.A. from the University of North Carolina at Chapel Hill, and has a J.D. from Stanford Law School.

The following information is disclosed pursuant to Schedule Two, paragraph (g) of the AIM Rules for Companies:

Full name and age: Andrew Kenneth Williams Powell (age 61)

Current directorships:

  Aclaris Therapeutics Inc
  Cure Network Ventures
  Landec Corporation
  Synthorx Inc
  Sciaderm Inc
  Cure Network Ventures

Previous Directorships:

  NeuDrive Limited

Mr. Powell has been granted options to acquire 100,000 ordinary shares of 1 pence each in the Company at an exercise price of 8.14 pence per ordinary share, being the closing price of ordinary shares on April 25, 2019. The options granted have a vesting period of 48 months, may be exercised up to the tenth anniversary of the grant and are not subject to performance criteria.

No further information in connection with his appointment is required to be disclosed under Schedule Two, paragraph (g) of the AIM Rules for Companies.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & JOINT BROKER)	+44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

SP ANGEL CORPORATE FINANCE LLP	+44 (0)20 3470 0470
(JOINT BROKER)
David Hignell
Vadim Alexandre
Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Russo Partners (U.S. PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com

Note to Editors:

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant Gram-positive bacteria, including MRSA. The Company’s lead product candidate is iclaprim. Motif Bio is seeking approval of iclaprim from the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI). More than 3.6 million patients with ABSSSI are hospitalised annually in the U.S. It is estimated that up to 26% of hospitalized ABSSSI patients have renal impairment.

The Company also has plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.

Iclaprim received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status for the ABSSSI indication. If approved for the ABSSSI indication as a New Chemical Entity, iclaprim will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.  Motif is also building a patent estate to provide additional protection for iclaprim and has two U.S. method of use patents issued that will expire in 2037.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, (x) Motif Bio’s ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 15, 2019, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.